Exhibit 77C

                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on May 9, 2002, to consider approval of a Plan and Agreement of Reorganization, under the terms of which the Fund was reorganized into the ING Global Technology Fund, a series of the Registrant, on May 17, 2002 (For:4,848,036; Against: 134,285).